FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Issuance of Undated Deeply Subordinated Reset Rate Guaranteed Securities

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

TELEFÓNICA EUROPE B.V., the Dutch subsidiary of TELEFÓNICA, S.A. (“TELEFÓNICA” or the “Company”), has today finalised the pricing and the terms and conditions of an issuance of Undated Deeply Subordinated Reset Rate Guaranteed Securities, with the subordinated guarantee of TELEFÓNICA, for an aggregate nominal amount of Sterling 600 million and subject to a call option exercisable by the Issuer from the seventh anniversary of the issuance date (the “Securities”).

The main terms and conditions of the Securities are as follows:

The issue price is established at 100% of the face value. The Securities will accrue interest at a rate of 6.75% annually as from the issuance date (inclusive) up to 26 November 2020.

From 26 November 2020 (inclusive), the Securities will accrue a fixed rate of interest equal to the applicable 5 year Swap Rate resettable every five years plus a margin of:

(i) 4.458 % per year as from 26 November 2020 up to 26 November 2025 (not inclusive);

(ii) 4.708 % per year as from 26 November 2025 up to 26 November 2040 (not inclusive); and

(iii) 5.458% per year as from 26 November 2040 (inclusive).

The Securities will have a face value per unit of Sterling 100,000 and will be perpetual, although they will be subject to a call option exercisable by the Issuer from the seventh anniversary of the issuance date and at any time upon the occurrence of certain circumstances as set out in the terms and conditions of the Securities.

The Issuer may defer payment of the interest accrued on the Securities at its sole discretion (the “Deferred Interest”) without triggering an event of default. The Deferred Interest will in turn accrue interest and will be payable at the option of the Issuer at any time or on an obligatory basis in certain circumstances as set out in the terms and conditions of the Securities.

The Securities are governed by English Law, and it is envisaged that they will be listed and admitted to trading on the London Stock Exchange.

The issue is addressed exclusively at qualified investors.

The Securities will be subscribed for and paid up on the closing date, which is envisaged to take place on or about 26 November 2013, subject to the signing of the Subscription Agreement by the Joint Bookrunners and the rest of the agreements relating to the issuance, and subject to compliance with the conditions set out in the Subscription Agreement.

Madrid, 19 November 2013.

Disclaimer

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities referred to herein and shall not constitute an offer, solicitation nor sale in any jurisdiction in which such offer, solicitation or sale is unlawful—including but not limited to the United States, Australia, Canada or Japan.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (“Securities Act”), as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or pursuant to an exemption from the registration requirements of the Securities Act and in accordance with applicable state securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 19th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors